                      September 20, 2006

BY EDGAR AND FACSIMILE (202-772-9210)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Elaine Wolff

  Re:
  Tailwind Financial Inc.
  Response to Comment Letter dated September 15, 2006
  Regarding Amendment No. 1 to Registration Statement on Form S-1
  Filed August 29, 2006
  File No. 333-135790

Ladies and Gentlemen:

        On behalf of Tailwind Financial Inc. ("Tailwind" or the "Company"), we are submitting this letter in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated September 15, 2006 (the "Comment Letter") to Mr. Andrew A. McKay, the Chief Executive Officer of the Company. The Comment Letter relates to the Company's Amendment No. 1 to Registration Statement on Form S-1, File No. 333-135790 (the "Registration Statement"), which was filed with the Commission on August 29, 2006. Filed herewith via EDGAR is Amendment No. 2 to the Registration Statement ("Amendment No. 2").

        The responses and supplementary information set forth below have been organized in the same manner in which the Staff's comments were organized and all page references in the Company's responses are to Amendment No. 2. A copy of this letter is being delivered under separate cover to Amanda McManus of the Staff.

General

Comment

1.
We note your response to our prior comment number 4. Please tell us why you believe that it is appropriate to identify the underwriters' obligations to purchase the units as a "firm commitment" in light of their ability to avoid such obligation if Parkwood Holdings elects not to purchase 4,000,000 warrants. In this connection, we note your response that "this deliverable, as well as the other deliverables listed in the underwriting agreement, must be completed prior to closing or waived by the underwriters in order for the underwriters to be obligated to close the offering." Please explain what you mean by "other deliverables" and file a copy of the underwriting agreement with your next amendment or provide us with a copy.

Response

  The cover page of the Company's prospectus states that (i) Parkwood Holdings Ltd. will purchase 4,000,000 warrants at $1.00 per warrant from the Company prior to the consummation of the public offering and (ii) the Company will deposit the proceeds of the sale into a trust account. The sale of these warrants is separate and apart from the offering of the 12,500,000 units to the public, and, consequently, the underwriters will not be entitled to any commission or discount with respect to such sale. We believe that the sale of the warrants is material information that is required to be included in the prospectus as $4,000,000 of "at risk" capital will be added to the Company's trust account by an entity owned by the Company's Chairman, Chief Executive Officer and largest stockholder. The capital is "at-risk" because the officers and directors of the Company have agreed to waive their respective rights to participate in any distribution with respect to shares of common stock owned by them immediately prior to the public offering. There will be no distribution from the trust account with respect to the outstanding warrants, which will expire worthless if the Company liquidates before the consummation of a business combination.

  Customarily, the underwriting agreement for a firm commitment underwritten offering will require that the underwriters receive specified deliverables as conditions to closing. Among other things, these deliverables include legal opinions from Company counsel, legal opinions from underwriters' counsel and a comfort letter from the accountants, in each case, in form and substance satisfactory to the underwriters. In addition, the underwriters will receive a certificate from an officer of the Company (an "officer's certificate") stating that, as of the closing date, the statements contained in the general disclosure package (which includes the prospectus) did not contain any untrue statement of a material fact, and such general disclosure package did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

  In this case, if the Company does not deposit the proceeds from the sale of the warrants in the trust account, the officers will not be able to deliver the officer's certificate stating that the disclosure in the prospectus is not misleading. As in other firm commitment underwritten offerings, the underwriters could decline to purchase the publicly offered units from the Company if the officers cannot deliver the officer's certificate because the disclosure in the prospectus would be misleading. Moreover, in our case and in other firm commitment underwritten offerings, the underwriters would be required to purchase the units if the Company satisfies each of the closing conditions, regardless of whether any of the underwriters' accounts have expressed interest in the offering. Therefore, the Company believes it is appropriate to identify the underwriters' obligations to purchase the units as a "firm commitment." The Company has filed the form of Underwriting Agreement as Exhibit 1.1 to Amendment No. 2.

Registration Statement Cover Page

Comment

2.
We note your response to our prior comment number 8 and will reserve further comment until we are able to review the form of warrant.

Response

  The Company has filed the form of Warrant and the Warrant Agreement as Exhibits 4.3 and 4.5, respectively, to Amendment No. 2.

Summary, page 1

The Offering

Comment

3.
We note your added disclosure regarding the background of management on page 1 of your summary. Please revise this section to disclose that your executive officers would only be able to remain with the company after the consummation of a business combination if they are able to negotiate employment or consulting agreements in connection with the business combination. Also, revise to disclose that your executive officers' ability to remain with the company after the consummation of a business combination will not be the determining factor in your decision as to whether or not you will proceed with any potential business combination. Refer to your disclosure on page 24.

Response

  The Company has revised the disclosure on page 2 of Amendment No. 2 in response to the Staff's comment.

Comment

4.
Refer to the disclosure opposite the heading "Exercise Price" on page 4. Please explain the reference to the exercise price of the warrants "included in the option." Does this disclosure refer to a specific option or any option? In addition, does this mean that any issuance of common stock at a price over the exercise price in "the option" could result in an adjustment to the warrant exercise price?

Response

  The Company has revised the disclosure on page 4 to remove the reference to the option.

  The Company refers the Staff to the Warrant Agreement filed as Exhibit 4.5 to Amendment No. 2 which governs the terms of the warrants comprising part of the units sold to the public and the warrants issued upon exercise of the underwriter's purchase option. The Warrant Agreement describes the circumstances under which the warrant exercise price shall be adjusted and provides that: (i) if the number of outstanding shares of the Company's common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock, or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each warrant shall be increased in proportion to such increase in outstanding shares of common stock; (ii) if the number of outstanding shares of common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each warrant shall be decreased in proportion to such decrease in outstanding shares of common stock; and (iii) whenever the number of shares of common stock purchasable upon the exercise of the warrants is adjusted, as provided in the foregoing sections (i) and (ii), the warrant exercise price shall be proportionately adjusted (to the nearest cent) by multiplying such warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of common stock so purchasable immediately thereafter.

  In addition, pursuant to the Warrant Agreement, if the Company, at any time during the exercise period for the warrant, pays a dividend or makes a distribution in cash, securities or other assets to the holders of common stock (or other shares of the Company's capital stock into which the warrants are convertible), other than (w) as described in the preceding paragraph, (x) regular quarterly or other periodic dividends, (y) in connection with the conversion rights of the holders of common stock upon consummation of the Company's initial business combination or (z) in connection with the Company's liquidation and the distribution of its assets upon its failure to consummate a business combination (any such non-excluded event being referred to as an "Extraordinary Dividend"), then the warrant exercise price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Company's Board of Directors, in good faith) of any securities or other assets paid on each share of common stock in respect of such Extraordinary Dividend.

Comment

5.
We note your new disclosure in response to our prior comment number 27. Please revise your disclosure on page 7 further to state that there is no guarantee that the assets of Messrs. McMillan and McKay and Fairway Asset Management Corp. will be sufficient to satisfy your expenses in connection with a dissolution and liquidation.

Response

  The Company has revised pages 7 and 12 of Amendment No. 2 in response to the Staff's comment.

Comment

6.
We note your response to our prior comment number 28 and your new disclosure. We will reserve further comment until such time as the agreements have been filed.

Response

  The Company has filed the Forms of Insider Letters as Exhibits 10.7 through 10.15 of Amendment No. 2.

Comment

7.
We have read your response to our prior comment number 30. Please revise to include your response and to further address whether your proposed acquisition candidate could itself be an investment company.

Response

  The Company has revised pages 30-31 of Amendment No. 2 in response to the Staff's comment.

Proposed Business, page 53

Comment

8.
We note your response to our prior comment number 57. Please revise your disclosure further to specifically identify how each bulleted trend is expected to impact your investment in the identified target businesses.

Response

  The Company has revised page 54 of Amendment No. 2 in response to the Staff's comment.

Principal Stockholders, page 82

Comment

9.
Please revise to disclose the natural persons who control Fairway Asset Management Corp.

Response

        The Company has revised page 83 of Amendment No. 2 in response to the Staff's comment.

Part II
Item 16. Financial Statements and Exhibits, page II-4

Comment

10.
We note your response to comment 50 and await the filing of the warrant, registration rights, underwriter purchase option and related agreements as exhibits to this registration statement.

Response

  The Company has filed the Form of Warrant, Warrant Agreement, Registration Rights Agreement and Underwriter's Purchase Option, as well as other related agreements as exhibits to Amendment No. 2.

* * *

        Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (416) 601-2422. Thank you.

Sincerely,
/s/ ANDREW A. MCKAY Andrew A. McKay
cc:
Amanda McManus
Gordon A. McMillan
Charles Protell
Floyd I. Wittlin
Kevin M. Barry
Laurie A. Cerveny
Margaret C. McNee
Gregg Noel
Nicholas Galli
Andrew Waud